SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 1

to

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of

the Securities Exchange Act of 1934

SPACEHAB, Incorporated

(Name of Subject Company (Issuer))

SPACEHAB, Incorporated

(Name of Filing Person (Issuer))

8% Convertible Subordinated Notes due 2007

5.5% Senior Convertible Notes due 2010

(Title of Class of Securities)

846243 AC 7

846243 AB 9

846243 AD 5

(CUSIP Number of Class of Securities)

Brian K. Harrington

12130 State Highway 3, Building 1

Webster, Texas 77598

Telephone: (713) 558-5000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

William B. Nelson

Haynes and Boone, LLP

1221 McKinney Street, Suite 2100

Houston, Texas 77010

Telephone: (713) 547-2084

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$63,250,000	$1,941.78

(1)	For purposes of calculating amount of filing fee only. Estimated pursuant to Rule 457(f)(2) based on the book value of the Issuer’s 8% Convertible Subordinated Notes due 2007 and the Issuer’s 5.5% Senior Convertible Notes due 2010 that may be received by the Company in the exchange offer.
(2)	The amount of the filing fee calculated in accordance with Rule 0-11(a)(2) of the Securities Act of 1934, as amended, equals $30.70 for each $1,000,000.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Amendment No. 1 to Schedule TO amends and supplements the offering memorandum, dated August 31, 2007 (the “Offering Memorandum”) filed by SPACEHAB, Incorporated (the “Company”) with the Securities and Exchange Commission on August 31, 2007 in connection with the Company’s offer to exchange (the “Exchange Offer”) 74 shares of common stock and 1.2 shares of Series C Convertible Preferred Stock (collectively, a “Junior Unit”) for each $1,000 principal amount of outstanding 8% Convertible Subordinated Notes due 2007 (the “Junior Notes”) up to $10,306,000 in aggregate principal amount of the Junior Notes and 667 shares of common stock and 1 share of Series C Convertible Preferred Stock (collectively, a “Senior Unit”) for each $1,000 principal amount of outstanding 5.5% Senior Convertible Notes due 2010 (the “Senior Notes”) up to $52,944,000 in aggregate principal amount of the Senior Notes, upon the terms and subject to the conditions set forth in the Company’s Offering Memorandum, and the related Exchange Offer materials which are filed as Exhibits (a)(1)(B) to (a)(1)(J) to the Schedule TO (which Offering Memorandum and related Exchange Offer materials, as amended or supplemented from time to time, collectively constitute the “Offer Materials”). Please be advised that the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2007 was filed with the Securities and Exchange Commission on September 21, 2007 and is incorporated by reference herein.

The Offering Memorandum, filed as Exhibit (a)(1)(A) to the Schedule TO, is hereby amended as follows:

The Section entitled “Unaudited Pro Forma Financial Data—Cash Flow Projections” on page 35 of the Offering Memorandum shall be amended and restated as follows:

Cash Flow Projections

In our quarterly report on Form 10-Q for the period ended March 31, 2007 we included in Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, Liquidity and Capital Resources, a table of projected cash inflows and outflows for the remainder of calendar year 2007. The projection of cash inflows and outflows was not prepared with a view to compliance with the published guidelines of the Securities and Exchange Commission regarding projections, nor were they prepared in accordance with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial projections. Moreover, our accountants have not examined, compiled or applied any procedures to the projections in accordance with standards established by the American Institute of Certified Public Accountants and express no opinion or any assurance on their reasonableness, accuracy or achievability. These forward-looking statements reflect numerous assumptions made by our management. In addition, factors such as industry performance, general business, economic, regulatory, and market and financial conditions, all of which are difficult to predict, may cause the projections or the underlying assumptions to be inaccurate. Accordingly, there can by no assurance that the projections will be realized and actual results may be materially more or less favorable that those contained in the projections.

The inclusion of the projections in this offering memorandum should not be regarded as an indication that we, our board of directors, or any of our financial advisors considered or consider the projections to be a reliable prediction of future events and the projections should not be relied upon as such. Neither we, our board of directors or our financial advisors intends to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error or to otherwise have changes.

As of March 31, 2007, we had $12.3 million in cash and cash equivalents on hand. In addition, as of March 31, 2007, we held restricted cash in the amount of $7.2 million that represented prepayments under a contract with an agency of the federal government to construct substantial building improvements for their benefit at one of our payload processing facilities. The restricted cash is excluded from our projections of cash inflows and outflows. The analysis did not give effect to the consummation of the exchange offer, which if consummated will result in a cash reduction of approximately $750,000 in the first and second quarters of our fiscal year 2008.

Below are the quarterly cash flow projections for the remainder of calendar year 2007, which include all of the $10.3 million of Junior Notes and $1.8 million of interest being paid when due. In addition, below is a reconciliation of available cash assuming that $7.4 million of Junior Notes and $1.5 million of interest on Junior Notes and Senior Notes exchange.

	(Dollars in thousands)
	Quarter Ending 6/30/2007	Quarter Ending 9/30/2007	Quarter Ending 12/31/2007
Cash receipts expected on contracted work	—	12,209	8,017
Expected cash cost of operations	—	(16,007)	(8,582)
Astrium ICC/VCC leases	—	(1,389)	—
Interest and debt service	—	—	(12,174)

Net change in cash	—	(5,187)	(12,739)

Projected ending cash balance	9,724	4,537	(8,202)

Junior Notes committed to exchange			7,424
Interest on Junior Notes and Senior Notes committed			1,546

			768

The Company has disbursed a letter to all holders of the Junior Notes and Senior Notes through which it informed noteholders of this amendment to the Offering Memorandum. A copy of this letter and related Amendment No. 1 is filed as Exhibit (a)(1)(J) hereto and is incorporated by reference herein.

The Section entitled “Where You Can Find More Information” of the Offering Memorandum is hereby amended by the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2007, which information is incorporated herein by reference.

Except as amended and supplemented hereby, all terms of the Exchange Offer and the Offering Memorandum and all disclosure set forth in the Schedule TO and the Exhibits thereto remain unchanged.

Item 10. Financial Statements.

Item 10 of the Schedule TO is hereby amended and restated as follows:

(a) Financial Information. The Company believes that its current financial condition, as described under “Other Material Information” below, may be material to a holder’s decision whether to exchange its Junior Notes and Senior Notes. See

“Item 11—Additional Information—Other Material Information.” The following financial statements and information are incorporated by reference:

(1)	The audited consolidated financial statements of the Company as set forth on pages 36 through 59 of the Company’s Annual Report on Form 10-K for the fiscal years ended June 30, 2006 and June 30, 2005.

(2)	The unaudited condensed consolidated financial statements of the Company as set forth in Item 1 of the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2007.

(3)	The information in the Offering Memorandum under the heading “Ratio of Earnings to Fixed Charges”.

(4)	The audited consolidated financial statements of the Company as set forth on pages 41 through 65 of the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2007, filed with the Securities and Exchange Commission on September 21, 2007, including all material incorporated by reference therein, is incorporated herein by reference. The selected financial data should be read in conjunction with the consolidated financial statements and notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2007.

(b) Pro Forma Information. The information in the Offering Memorandum under the heading “Capitalization” and “Unaudited Pro Forma Financial Data” is hereby amended by the information contained in this Schedule TO.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

(a)(1)(J)	Letter to Holders of Junior Notes and Senior Notes with Amendment No. 1 to Offering Memorandum.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 21, 2007	SPACEHAB, Incorporated

	By:	/s/ Brian K. Harrington
Brian K. Harrington Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

The Index of Exhibits to the Schedule TO is hereby amended and supplemented by adding the following:

Exhibit Number	Description

(a)(1)(J)	Letter to Holders of Junior Notes and Senior Notes with Amendment No. 1 to Offering Memorandum.

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